Exhibit(a)(5)

Vonage Holdings Corp. Commences Tender Offer for 5.0% Convertible Notes due 2010

HOLMDEL, NEW JERSEY—July 30, 2008—Vonage Holdings Corp. (NYSE: VG) announced today that it has commenced a cash tender offer for any and all of its outstanding 5.0% Senior Unsecured Convertible Notes due 2010. The tender offer is being made in connection with the proposed refinancing of Vonage’s debt announced last week.

Vonage is offering to purchase the notes at a price of $1,000 for each $1,000 of principal amount of notes tendered, plus accrued and unpaid interest up to, but not including, the date the notes are paid pursuant to the offer.

The tender offer is conditioned upon $185,000,000 minimum principal amount of Notes being validly tendered and not properly withdrawn, the receipt by Vonage of the proceeds from a $95 million senior secured first lien credit facility and the issuance by Vonage and its wholly owned subsidiary, Vonage America Inc., as co-issuers, of $90 million of convertible secured second lien notes contemplated by the commitment letter, dated July 22, 2008, between Vonage and Silver Point Finance, LLC and satisfaction of certain other conditions.

The tender offer will expire at midnight, Eastern Time on August 27, 2008 unless extended. Any notes purchased pursuant to the tender offer will be cancelled, and those notes will cease to be outstanding.

The complete terms and conditions of the tender offer are set out in the Offer to Purchase, which will be filed with the U.S. Securities and Exchange Commission today, July 30, 2008. Vonage noteholders may obtain copies of all the offering documents, including the Offer to Purchase, free of charge at the SEC’s website (www.sec.gov) or by directing a request to D.F. King & Co., Inc., the Information Agent for the offer, at 48 Wall Street, New York, NY 10005 and by telephone 212-269-5550, for banks and brokers, or 1-888-628-9011 for others.

Vonage has retained Miller Buckfire & Co., LLC to act as Dealer Manager in connection with the offer.

American Stock Transfer & Trust Company, LLC has been appointed to act as the depositary for the offer, and D.F. King & Co., Inc. has been appointed to serve as information agent.

Neither the Board of Directors of Vonage nor any other person makes any recommendation as to whether holders of notes should tender their notes, and no one has been authorized to make such a recommendation. Holders of notes must make their own decisions as to whether to tender their notes, and, if they decide to do so, the principal amount of notes to tender.

Safe Harbor Statement

This press release contains forward-looking statements regarding the Company’s proposed financing. The forward-looking statements in this release are based on information available at the time the statements are made and/or management’s belief as of that time with respect to future events and involve risks and uncertainties that could cause actual results and outcomes to be materially different. These factors include the Company’s ability to consummate the financing arrangement, which is subject to numerous uncertainties, including but not limited to successful negotiation of definitive documentation for the financing arrangement and satisfaction or waiver of all conditions to closing, which include obtaining stockholder approval of the potential issuance of shares of common stock upon the conversion of the convertible notes. The consummation of the transactions may also be impacted by the other risks and uncertainties detailed in the Company’s filings with the Securities and Exchange Commission. While the Company may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, and therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

About Vonage

Vonage (NYSE: VG) is a leading provider of broadband telephone services with more than 2.6 million subscriber lines. Our award-winning technology enables anyone to make and receive phone calls with a touch tone telephone almost anywhere a broadband Internet connection is available. We offer feature-rich and cost-effective communication services that offer users an experience similar to traditional telephone services.

Our Residential Premium Unlimited and Small Business Unlimited calling plans offer consumers unlimited local and long distance calling, and popular features like call waiting, call forwarding and voicemail—for one low, flat monthly rate. Vonage’s service is sold on the web and through national retailers including Best Buy, Circuit City, Wal-Mart Stores Inc. and Target and is available to customers in the U.S., Canada and the United Kingdom. For more information about Vonage’s products and services, please visit http://www.vonage.com.

Vonage Holdings Corp. is headquartered in Holmdel, New Jersey. Vonage® is a registered trademark of Vonage Marketing Inc., a subsidiary of Vonage Holdings Corp.

Vonage Investor Contact:	Vonage Media Contact:
Leslie Arena	Meghan Shaw
732.203.7372	732.528.2677
leslie.arena@vonage.com	meghan.shaw@vonage.com

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